UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited condensed consolidated interim financial statements and related information and data of Golden Ocean Group Limited (the “Company”) for the six months ended June 30, 2021.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-232709) filed with the U.S. Securities and Exchange Commission with an effective date of July 26, 2019.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
Matters discussed in this report on Form 6-K, and the documents incorporated by reference herein, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection with this safe harbor legislation. This Form 6-K and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "would," "could," "continue" "contemplate," "possible," "might," "expect," "will" and similar expressions identify forward-looking statements.

The forward-looking statements in this report on Form 6-K, and the documents incorporated by reference herein, are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•our future operating or financial results;
•our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•the failure of our contract counterparties to meet their obligations, including changes in credit risk with respect to our counterparties on contracts;
•the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR;
•our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
•fluctuations in the contributions of our joint ventures to our profits and losses;
•our ability to successfully employ our dry bulk vessels and replace our operating leases on favorable terms, or at all;
•changes in our operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur fuel), drydocking, crewing and insurance costs;
•the adequacy of our insurance to cover our losses, including in the case of a vessel collision;
•our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue);
•risks associated with any future vessel construction or the purchase of second-hand vessels;
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•an oversupply of dry bulk vessels which may depress charter rates and profitability;
•the loss of a large customer or significant business relationship;
•the potential for technological innovation in the sector in which we operate to reduce the value of our vessels and charter income derived therefrom;
•the failure to protect our information technology and communications system against security breaches or the failure or unavailability of these systems for a significant period of time;

•vessel breakdowns and instances of off-hire;
•potential difference in interests between or among certain members of our board of directors, executive officers, senior management and shareholders;
•our ability to attract, retain and motivate key employees;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•changes in governmental rules and regulations or actions taken by regulatory authorities and the impact of government inquiries and investigations;
•the arrest of our vessels by maritime claimants;
•government requisition of our vessels during a period of war or emergency;
•potential exposure or loss from investment in derivative instruments;
•general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
•changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•the strength of world economies;
•stability of Europe and the Euro or the inability of countries to refinance their debts;
•the withdrawal of the U.K. from the European Union and the potential negative effect on global economic conditions and financial markets;
•fluctuations in interest rates and foreign exchange rates;
•our compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977;
•potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures (by us and our customers) related to complying with such regulations;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•changes in seaborne and other transportation;
•the length and severity of epidemics and pandemics, including the ongoing global outbreak of COVID-19 ("COVID-19") and governmental responses thereto and the impact on the demand for seaborne transportation in the dry bulk sector;
•general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries;
•the impact of adverse weather and natural disasters;
•potential disruption of shipping routes due to accidents or political events;
•acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability; and
•other factors discussed in "Item 3.D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Commission on March 18, 2021, or our Annual Report.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report on Form 6-K and the documents incorporated by reference herein, might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement contained in this report on Form 6-K, and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LIMITED (registrant)

Date:	September 7, 2021	By:	/s/ Peder Simonsen
Name: Peder Simonsen
Title: Principal Financial Officer

EXHIBIT 99.1
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the six month periods ended June 30, 2021 and 2020 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For additional information relating to our management's discussion and analysis of results of operations and financial condition, please see our Annual Report.

As used herein, "we," "us," "our", "Golden Ocean" and the "Company" all refer to Golden Ocean Group Limited and its subsidiaries. The term deadweight ton, or dwt, is used in describing the size and capacity of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We own and operate dry bulk vessels of the following sizes:
•Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;
•Capesize, which are vessels with carrying capacities of between 105,000 dwt and 200,000 dwt;
•Panamax, which are vessels with carrying capacities of between 65,000 and 105,000 dwt; and
•Ultramax, which are vessels with carrying capacities of between 55,000 and 65,000 dwt.

Unless otherwise indicated, all references to “USD” and “$” in this report are to, and amounts are represented in, U.S. dollars.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in our Annual Report.

General
On September 18, 1996, we were incorporated in Bermuda under the name Knightsbridge Tankers Limited as an exempted company pursuant to the Bermuda Companies Act 1981. In October 2014, we changed our name to Knightsbridge Shipping Limited. On March 31, 2015, we completed a merger with Golden Ocean Group Limited and subsequently changed our name to Golden Ocean Group Limited. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at this location is +1 (441) 295-6935.

Our common shares currently trade on the NASDAQ Global Select Market and the Oslo Stock Exchange under the symbol "GOGL".

We own and operate dry bulk carriers primarily consisting of Newcastlemax, Capesize, Panamax and Ultramax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. We operate through subsidiaries located in Bermuda, Liberia, Norway and Singapore. We are also involved in the charter, purchase and sale of vessels.

In February 2021, we entered into an agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million from affiliates of Hemen Holding Ltd, our largest shareholder (the “Vessel Acquisitions”).

As of June 30, 2021, we owned 83 dry bulk vessels. In addition, we had 11 vessels chartered-in (of which seven were chartered in on financial leases and one on an operating lease from SFL Corporation Ltd., formerly known as Ship Finance International Limited, or SFL, and three chartered in on operating leases from an unrelated third party). Each vessel is operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong or Panama.

COVID-19 Update

In the six months ended June 30, 2021, our operations have not been materially affected by COVID-19 pandemic. However, we have continued to experience disruptions to our normal vessel operations, such as crew changes and port congestions. This resulted in increased crew vaccine and transportation costs, as well as increased deviation time associated with positioning of our vessels. At the same time, the dry bulk market improved significantly during the first six months of 2021, which was partially brought about by port congestions caused by COVID-19 pandemic.

Together with our technical managers, we have implemented various measures to protect the safety and wellbeing of our seafarers and to minimize the consequences of the pandemic. In January 2021, we signed the Neptune Declaration on Seafarer Wellbeing and Crew Change, as part of our commitment to work together with other industry participants to take firm actions to resolve the crew change crisis brought about by the COVID-19 pandemic.

Given the evolving nature of the pandemic, the related financial impact on the Company cannot be reasonably estimated at this time. Please refer to "Item 3 - Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2020 for additional information about the potential risks of COVID-19 on our business.

ESG update

Effective management of Environmental, Social and Governance ("ESG") matters has been of strategic importance for the Company for years. ESG is part of our core values and is embedded in our day-to-day management, in the strategy we apply to the chartering, operation and investments, and in other aspects of our business.

In 2020 Golden Ocean and its affiliated companies in the Seatankers group embarked on an energy efficiency project supported by DNV GL. During 2021 we continued to work diligently to achieve IMO 2030 targets, and as a result of this work, all of our vessels have been fully digitalized as of the date of this report. Further, we have continued to upload information for all of our vessels to Rightship1 risk and greenhouse gas emission rating platform, thus providing transparency and allowing stakeholders and customers to have access to relevant safety data at any time.

Our third annual ESG report, in respect of the calendar year ended 2020 (the “2020 ESG Report”) was published in April 2021 and can be found on our website. The information on our website does not constitute a part of this report. The 2020 ESG Report was prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board ("SASB"), in line with what was done in previous years. The SASB standard allows us to identify, manage and report on material ESG topics with industry specific performance metrics. Additionally, we incorporate the principles of the UN Global Compact into our ESG framework.

Results of Operations
Six-months ended June 30, 2021 compared to the six-months ended June 30, 2020

Operating revenues

We currently operate most of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. As a result, our shipping revenues and financial performance are significantly affected by conditions in the dry bulk spot market, and any decrease in spot charter rates may adversely affect our earnings. In the first six months of 2021, market conditions were significantly stronger compared to the first six months of 2020, which is illustrated by the increase in the Baltic Dry Index, or BDI, from 1374 to 3383 points, thus positively impacting our operating revenues. The mix of charters between spot or voyage charters and time charters also affected our revenues and voyage expenses.

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Time charter revenues	205,518	86,250	119,268
Voyage charter revenues	227,223	166,382	60,841
Other revenues	1,014	1,022	(8)
Total operating revenues	433,755	253,654	180,101

Time charter revenues increased by $119.3 million in the six months ended June 30, 2021 compared with the six months ended June 30, 2020 primarily due to:
•an increase of $95.9 million reflecting the increase in the dry bulk market which resulted in higher rates under index-linked and short-term time charters below eleven months for vessels that were in our fleet through the duration of both these periods,
•an increase of $15.6 million generated from vessels delivered during 2021 that traded on time charter,
•an increase of $6.1 million attributable to a decrease in amortization of favorable charter party contracts during the period, and
1 RightShip is the world’s biggest third party maritime due diligence organization, providing expertise in global safety, sustainability and social responsibility practices.

•an increase of $1.7 million attributable to chartered-in vessels that traded on time charters during the period.

Voyage charter revenues increased by $60.8 million in the six months ended June 30, 2021 compared with the six months ended June 30, 2020 primarily due to:

•an increase of $40.9 million following an increase in average freight rates for our owned and leased vessels trading on voyage charters during the six months ended June 30, 2021,
•an increase of $17.8 million generated from vessels delivered during 2021 that traded on voyage charter during the period,
•an increase of $5.3 million attributable to an increase in average freight rate on chartered-in vessels trading on voyage charters during the six months ended June 30, 2021, and
•a decrease in number of off hire days for vessels that were in our fleet through the duration of both periods.

The increase described above was partially offset by a decrease in voyage charter revenues of $3.2 million due to the sale of the Golden Shea and the Golden Saguenay which were delivered to new owners in March 2021 and April 2021, respectively, whereas in the six months ended June 30, 2020, the vessels were in our fleet for the entire duration of the period.

Other revenues were on the same level in the six months ended June 30, 2021 compared with the six months ended June 30, 2020.

Other operating income (expenses), net

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Other operating income (expenses), net	3,559	2,362	1,197

The increase in other operating income is primarily related to an increase in net income from Capesize Chartering Ltd., or CCL, under our revenue sharing agreement with CCL.

Voyage expenses and commissions

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Voyage expenses and commissions	102,188	107,705	(5,517)

Voyage expenses and commissions decreased by $5.5 million in the six months ended June 30, 2021 compared with the six months ended June 30, 2020.

A decrease of $8.5 million was attributable to vessels that were in our fleet through the duration of both periods and was driven by:
•a decrease of $14.2 million in bunker expenses primarily due to fleet composition and contract type mix between time charter and voyage charter, whereas more vessels are being traded on time charter contracts,
•a decrease of $0.5 million in port expenses, offset by
•an increase of $5.6 million in commission and brokerage due to increase in average freight rates, and
•an increase of $0.6 million in other voyage income.

A decrease of $3.6 million was attributable to vessels that were sold in the six months ended June 30, 2021 (the Golden Shea and the Golden Saguenay) in addition to short-term chartered-in vessels trading on voyage charters.

This was partially offset by an increase of $6.5 million attributable to the Vessel Acquisitions in the six months ended June 30, 2021.

Ship operating expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Ship operating expenses	98,900	100,159	(1,259)

Ship operating expenses decreased by $1.3 million in the six months ended June 30, 2021 compared with the six months ended June 30, 2020 primarily due to:

•a decrease of $9.0 million in drydocking expenses due to less vessels being drydocked.

This was partially offset by
•an increase of $6.7 million related to running ship operating expenses, primarily due to higher costs for the vessels and newbuildings acquired in the Vessel Acquisitions in the six months ended June 30, 2021, and
•an increase of $1.0 million attributable to the non-lease component, or service element, from charter hire expenses to ship operating expenses for vessels chartered in on time charter during the six months ended June 30, 2021.

Charter hire expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Charter hire expenses	47,072	29,239	17,833

Charter hire expenses increased by $17.8 million in the six months ended June 30, 2021 compared with the six months ended June 30, 2020 primarily due to:

•an increase of $7.8 million attributable to higher rates for short-term charter-in activity from third parties,
•an increase of $5.5 million attributable to an increase in trading activity with related parties, and
•an increase of $4.5 million attributable to increase in variable component for operating leases, including profit share expense for the KSL China and index-linked remuneration for the Ultramax vessel Golden Hawk.

Administrative expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Administrative expenses	8,720	6,594	2,126

Administrative expenses increased by $2.1 million in the six months ended June 30, 2021 compared with the six months ended June 30, 2020 due to higher personnel related expenses.

Impairment loss on vessels

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Impairment loss on vessels	4,187	—	4,187

In the first quarter of 2021, we entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for a total gross amount of $8.4 million, and we subsequently recorded an impairment loss of $4.2 million related to the sale of the vessel in the six months ended June 30, 2021. No impairments was recorded in the six months ended June 30, 2020.

Impairment loss on right of use assets

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Impairment loss on right of use assets	—	94,233	(94,233)

In the six months ended June 30, 2021, no impairments have been recorded on right of use assets. In the six months ended June 30, 2020, an impairment loss of $94.2 million equal to the difference between the asset's carrying value and fair value was recorded as a result of an impairment review performed on an asset by asset basis. $70.0 million of impairment loss was related to seven vessels on financial lease from SFL and $24.2 million was related to four vessels on operating leases.

Depreciation

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Depreciation	57,046	56,081	965

Depreciation increased by $1.0 million in the six months ended June 30, 2021 compared to the six months ended June 30, 2020 primarily due to:

•an increase of $3.2 million attributable to vessels delivered in the six months ended June 30, 2021, in connection with the Vessel Acquisitions from affiliates of Hemen, and
•an increase of $0.1 million attributable to vessels that were in our fleet during both periods.

The increase was partially offset by:
•a decrease of $1.7 million attributable to lower depreciation on finance leases for vessels chartered in from SFL as a result of impairment accrued in the first quarter of 2020, and
•a decrease of $0.6 million due to sale of the Golden Shea and the Golden Saguenay in March 2021 and April 2021 respectively, whereas in the six months ended June 30, 2020 the vessels were in our fleet for the whole period.

Interest income

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Interest income	254	786	(532)

Interest income decreased by $0.5 million in the six months ended June 30, 2021 compared with the six months ended June 30, 2020 primarily due to lower interest rates earned on our deposits.

Interest expense

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Interest on floating rate debt	(12,674)	(21,257)	8,583
Interest on related party debt	(1,174)	—	(1,174)
Finance lease interest expense	(3,513)	(5,397)	1,884
Amortization of deferred charges	(1,193)	(1,259)	66
	(18,554)	(27,913)	9,359

Interest expense decreased by $9.4 million in the six months ended June 30, 2021 compared with the six months ended June 30, 2020 primarily due to:

•a decrease of $8.6 million of interest on our floating rate debt primarily due to (i) a decrease in total floating rate debt, and (ii) a decrease in LIBOR rates, with the average 3 month LIBOR rates decreasing from 1.07% in the first half of 2020 to 0.18% in the first half of 2021,
•a decrease of $1.9 million in finance lease interest expense, and
•a decrease of $0.1 million of amortization of deferred charges.

These factors were partially offset by:
•an increase of $1.2 million attributable to interest on related party debt after entering into the $413.6 million loan agreement with Sterna Finance, an affiliate of Hemen, to finance the debt portion of the Vessel Acquisitions.

Equity results of associated companies

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Equity results of associated companies	3,533	(2,564)	6,097

Equity results of associated companies increased by $6.1 million in the six months ended June 30, 2021 compared with the six months ended June 30, 2020. This was primarily due to a gain of $4.1 million from our equity investments in SwissMarine Pte. Ltd. ("SwissMarine"), offset by a $0.6 million loss from our investment in TFG Marine Pte Ltd ("TFG Marine"), the bunkering joint venture with Trafigura Pte Ltd (“Trafigura”) and Frontline Ltd (“Frontline”) in the six months ended June 30, 2021, compared to a loss of $2.6 million in total for our associated companies in the six months ended June 30, 2020. We sold our 22.19% ownership interest in ship management company SeaTeam Management Pte Ltd in the third quarter of 2020.

Gain (loss) on derivatives

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Gain (loss) on derivatives	23,655	(23,397)	47,052

The gain on derivatives increased by $47.1 million in the six months ended June 30, 2021 compared with the six months ended June 30, 2020 primarily due to a positive development in the fair value of our USD denominated interest rate swaps, forward freight derivatives and bunker derivatives of $33.3 million, $11.3 million and $2.9 million, respectively. This was partially offset by an increased loss of $0.4 million from our foreign currency derivatives. The increase in forward freight derivatives gain of $11.3 million correlates with an increase in open positions from 505 net days as of June 30, 2020 to 1,165 net days as of June 30, 2021, and positive development in FFA market.

Other financial items

	Six Months Ended June 30,		Change
(in thousands of $)	2021	2020	$
Other financial items	35	(10,938)	10,973

Other financial items increased by $11.0 million in the six months ended June 30, 2021 compared with the six months ended June 30, 2020 primarily due to:
•a positive development of $10.9 million related to mark-to-market of our investments in equity securities recognized at fair value, and
•a $0.1 million decrease in bank charges.

Recent Accounting Pronouncements

For information regarding recently adopted and recently issued accounting standards applicable to us, see Note 3, "Recently Issued Accounting Standards" to the unaudited interim condensed consolidated financial statements in this report.

LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry and have historically financed our purchase of vessels through the issuances of equity and debt securities and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the performance of our vessels in the market. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Norwegian kroner, Singapore dollars and Euro.

As of June 30, 2021, we had no material firm capital commitments.

Our short-term liquidity requirements relate to payment of operating expenses (including drydocking) and ballast water treatment systems (''BWTS'') on certain of our vessels, funding working capital requirements, repayment of bank and related party loans, lease payments for our chartered in fleet and need to maintain cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash, short-term investments, receipt from customers and $50 million revolving credit facility under $304 million facility. Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and mainly comprises collateral deposits for derivative trading. Please refer to Note 9, "Cash, cash equivalents and restricted cash" for a description of our covenant requirements.

As of June 30, 2021 and December 31, 2020, we had cash, cash equivalents and restricted cash of $174.8 million and $175.1 million, respectively. As of June 30, 2021, cash and cash equivalents included cash balances of $74.8 million (December 2020: $59.8 million), which are required to be maintained by the financial covenants in our loan facilities.

As of June 30, 2021, our current portion of long-term bank debt was $85.1 million, in addition short-term portion of related party debt was $27.1 million.

Other significant transactions subsequent to June 30, 2021, impacting our future cash flows include the following:
–On August 26, 2021, we announced a cash dividend for the second quarter of 2021 of $0.50 per share. The record date for the dividend will be September 10, 2021. The ex-dividend date is expected to be September 9, 2021 and the dividend is payable on or about September 20, 2021; and
–In August 2021, we signed a $175 million credit facility financing six Newcastlemax vessels acquired from Hemen. The facility was fully drawn as of the date of this report, whereas $170.0 million have been used to repay Sterna facility debt and interest balance for the six of Newcastlemax vessels acquired as part of Vessel Acquisitions and remaining $5.0 million will be used for general Company's purposes.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding drydockings, BWTS and the debt and equity portion of potential investments in new or replacement vessels and repayment of bank and related party loans. Potential additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, sales of vessels or other assets and sale and leaseback arrangements.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Six Months Ended June 30,
(in thousands of $)	2021	2020
Net cash provided by (used in) operating activities	140,757	11,212
Net cash provided by (used in) investing activities	(387,713)	(19,405)
Net cash provided by (used in) financing activities	246,671	(50,969)
Net change in cash, cash equivalents and restricted cash	(285)	(59,162)
Cash, cash equivalents and restricted cash at beginning of period	175,102	163,244
Cash, cash equivalents and restricted cash at end of period	174,817	104,082

Operating Activities
We have significant exposure to the spot market as only seven of our vessels were fixed on long term time charter contracts during the six months ended June 30, 2021. At the date of this report, we have seven vessels on fixed rate time charter contracts with an initial contract duration of more than eleven months. From time to time we may also enter into forward freight agreements, or FFAs, to hedge our exposure to the charter market for a specified route and period of time. The revenues and net operating income are therefore dependent on the earnings in the spot market.

Revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90% or 95% after completed loading and the remaining 5-10% after completed discharge.

Net cash provided by operating activities in the six months ended June 30, 2021 was $140.8 million compared with $11.2 million in the six months ended June 30, 2020. As a substantial part of our fleet trades on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our spot market exposure contributes to volatility in cash flows from operating activities. Any increase or decrease in the average rates earned by our vessels in periods subsequent to June 30, 2021, compared with the actual rates achieved during the first six months of 2021, will consequently have a positive or negative comparative impact on the amount of cash provided by operating activities.

Based on the current level of operating expenses, debt repayments, interest expenses and general and administrative costs, the estimated average cash break-even rates on a time charter equivalent ("TCE") basis for the six months ended June 30, 2021 are (i) approximately $11,107 per day for our Capesize vessels without scrubbers and (ii) approximately $8,429 per day for our Panamax vessels. The average market spot rates for the first six months of 2021 were as follows: for Capesize vessels, approximately $24,137 per day for non-scrubber vessels and for Panamax vessels, approximately $20,764 per day. Market conditions continued to be strong at the end of the second quarter of 2021 and have held up so far in the third quarter of 2021. The average market spot rates from July 1, 2021 to September 3, 2021 were as follows: for Capesize vessels, approximately $36,975 per day for non-scrubber vessels and for Panamax vessels, approximately $31,991 per day.

Investing Activities

Net cash used in investing activities was $387.7 million in the six months ended June 30, 2021 and comprised primarily:

•payments of approximately $288.9 million relating to purchase of fixed assets, mainly in connection with purchase of 15 vessels from Hemen, and
•payments of approximately $116.5 million relating to acquisition of three newbuildings from Hemen

This was partially offset by proceeds from sale of Golden Shea and Golden Saguenay vessels of $17.7 million.

Net cash used in investing activities was $19.4 million in the six months ended June 30, 2020 and comprised primarily:

•payments of approximately $23.8 million related to installation of scrubbers on certain of our vessels, and
•payment of $1.0 million shareholder loan to TFG Marine

This was partially offset by a repayment of a $5.4 million shareholder loan from SwissMarine.

Financing Activities

Net cash provided by financing activities was $246.7 million in the six months ended June 30, 2021 and comprised primarily:

•net proceeds from the private placement of $335.3 million in connection with Vessel Acquisitions,
•$63.0 million cash draw down on $413.6 million facility from Sterna Finance, an affiliate of Hemen (''Sterna Facility''), for the purpose of final settlements with the shipyards for the three newbuildings acquired in Vessel Acquisitions,
•net proceeds from the subsequent offering following the private placement of $16.9 million, and
•proceeds from exercised share options of $0.6 million

This was partially offset by:
•repayment of the revolving credit facility under $304 million facility in the total amount of $50 million,
•ordinary repayment of long-term debt of $42.7 million,
•repayment of debt in connection with sale of Golden Shea and Golden Saguenay of $10.6 million,
•distributions of $50.1 million in cash dividends to our shareholders, and
•repayments of $15.7 million in finance lease obligation

For the 15 vessels acquired as part of Vessel Acquisitions, the payment to Hemen amounted to the aggregate purchase price of 15 vessels less non-cash drawdown under the Sterna Facility of $350.6 million, as such Vessel Acquisitions were partially financed by a seller, Hemen, and its affiliates. The Sterna Facility debt of $413.6 million was fully drawn as of June 30, 2021, whereof $63.0 million is a cash draw down for the three newbuildings equal to 55% of initial newbuildings purchase prices. Remaining $350.6 million as described above is a non-cash draw down for the 15 acquired vessels equal to 55% of the initial vessels purchase price.

Net cash used in financing activities was $51.0 million in the six months ended June 30, 2020 and comprised primarily:

•ordinary repayment of long-term debt of $45.4 million,
•distributions of $7.2 million in cash dividends to our shareholders, and
•repayments of $33.9 million in finance lease obligations

This was partially offset by:

•a drawdown of the remaining available $18.0 million under the scrubber tranches of our $420.0 million loan facility, and
•scrubber related financing received from SFL of $17.5 million

Borrowing Activities

In connection with the acquisition of the vessels from affiliates of Hemen in February 2021, we drew down an aggregate of $413.6 million in debt under loan agreement with Sterna, an affiliate of Hemen. The loan has an 18-month tenor, bears an interest rate of LIBOR plus a margin of 2.35% in the first year, LIBOR plus a margin of 4.7% from 13th to 18th month and shall be repaid in accordance with a 17-year linear repayment profile. With reference to Note 25, "Subsequent events" agreements for the refinancing of the loan have been signed in August 2021.

Debt covenants
Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, our loan agreements contain certain financial covenants. We are required to maintain free cash of the higher of $20 million or 5% of total interest-bearing debt, maintain positive working capital as defined in our loan agreements which excludes the short-term portion of long-term borrowings and finance lease obligations, and maintain a value adjusted equity of at least 25% of value adjusted total assets. Further, under our debt facilities, the aggregate value of the collateral vessels shall not fall below 135% of the outstanding loan.

With regards to free cash, we have covenanted to retain at least $74.8 million of cash and cash equivalents as at June 30, 2021 (December 31, 2020: $59.8 million) and in accordance with our accounting policy this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of June 30, 2021, we were in compliance with all of the financial and other covenants contained in our loan agreements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk

We are exposed to interest rate fluctuations primarily due to our floating interest rate bearing long term debt. The international dry bulk industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt. Our current bank financing agreements bear floating interest rates, typically three-month USD LIBOR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

From time to time, we may take positions in interest rate derivative contracts to manage the risk associated with fluctuations in interest payments resulting from fluctuations of the underlying floating interest rates of our long-term debt. Adverse fluctuations in floating interest rates could adversely affect our free cash position as we may be required to secure cash as collateral, under our interest rate derivative contracts.

We are exposed to credit risk in the event of non-performance by the counterparties of our interest rate derivative contracts.

Our variable rate borrowings (including related party debt) as of June 30, 2021 amounted to $1,357.0 million compared to $1,045.5 million as of December 31, 2020 and bear interest at LIBOR plus a margin.

Interest Rate Swap Agreements

Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rates on an original principal amount of $500 million (December 31, 2020: $500 million) are swapped to fixed rate. In the six months ended June 30, 2021, we recognized a net gain of $6.6 million related to interest rate swap agreements (six months ended June 30, 2020: net loss of $26.7 million). As of June 30, 2021 and December 31, 2020, the weighted average fixed interest rate for our portfolio of interest rate swaps was 1.74% and 1.74%, respectively.

Foreign Currency Risk

The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian kroner, Euro and Singapore dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect on the value of our cash flows. We may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are, in our opinion, well established banks.

Foreign currency Swap Agreements

In the six months ended June 30, 2021, we recognized a net loss of $0.2 million related to foreign currency swaps (six months ended June 30, 2020: net gain of $0.3 million).

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Commodity Price Risk

Fuel costs represent the largest component of our voyage expenses. An increase in the price of fuel may adversely affect our profitability if these increases cannot be passed onto customers. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Bunker Swap Agreements

From time to time we may enter into contracts of affreightment and time charter contracts with fixed bunker prices on redelivery. We are exposed to fluctuations in bunker prices, when the contracts of affreightment and time charter contracts are based on an assumed bunker price for the trade. There is no guarantee that a bunker swap agreement removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions, and fuel suppliers. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are, in our opinion, usually well-established banks or other well-known institutions in the market.

In the six months ended June 30, 2021, we recognized a net gain of $0.3 million related to bunker swap agreements (six months ended June 30, 2020: net loss of $2.6 million).

Spot Market Rate Risk

The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market, participate in pools or revenue sharing agreements that are concentrated in the spot market.

FFA

From time to time, we take positions in freight derivatives, mainly through FFAs. Generally, freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. By taking positions in FFA or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow. FFAs are settled on a daily basis through reputable clearing houses and also include a margin maintenance requirement based on marking the contract to market.

In the six months ended June 30, 2021, we recognized a net gain of $16.9 million related to FFAs (six months ended June 30, 2020: net gain of $5.7 million).

GOLDEN OCEAN GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2021 and June 30, 2020	16

Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020	17

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2021 and June 30, 2020	19

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2021 and June 30, 2020	21

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	22

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2021 and June 30, 2020

(in thousands of $, except per share data)

	Six months ended June 30,
	2021	2020
Operating revenues
Time charter revenues	205,518	86,250
Voyage charter revenues	227,223	166,382
Other revenues	1,014	1,022
Total operating revenues	433,755	253,654

Other operating income (expenses), net	3,559	2,362

Operating expenses
Voyage expenses and commissions	102,188	107,705
Ship operating expenses	98,900	100,159
Charter hire expenses	47,072	29,239
Administrative expenses	8,720	6,594
Impairment loss on vessels	4,187	—
Impairment loss on right of use assets	—	94,233
Depreciation	57,046	56,081
Total operating expenses	318,113	394,011

Net operating income (loss)	119,201	(137,995)

Other income (expenses)
Interest income	254	786
Interest expense	(18,554)	(27,913)
Equity results of associated companies	3,533	(2,564)
Gain (loss) on derivatives	23,655	(23,397)
Other financial items	35	(10,938)
Net other income (expenses)	8,923	(64,026)

Net income (loss) before tax	128,124	(202,021)
Income tax expense	50	80

Net income (loss)	128,074	(202,101)

Per share information:
Basic earnings (loss) per share	$0.70	$(1.41)
Diluted earnings (loss) per share	$0.69	$(1.41)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020
(in thousands of $)

	June 30,	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	154,655	153,093
Restricted cash	20,162	22,009
Marketable securities	4,056	3,684
Trade accounts receivable, net	50,891	22,704
Other current assets	39,035	29,351
Related party receivables	2,565	3
Derivative instruments receivable	1,394	572
Inventories	48,817	25,165
Prepaid expenses	13,333	10,440
Voyages in progress	28,348	13,435
Favorable charter party contracts	1,906	4,073
Total current assets	365,162	284,529
Vessels and equipment, net	2,964,677	2,267,686
Vessels held for sale	—	9,504
Finance leases, right of use assets, net	106,069	113,480
Operating leases, right of use assets, net	19,550	22,739
Investments in associated companies	19,932	16,399
Related party receivables	6,228	6,228
Other long term assets	1,058	502
Total assets	3,482,676	2,721,067

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	85,062	87,831
Current portion of long-term related party debt	27,058	—
Current portion of finance lease obligations	24,197	23,475
Current portion of operating lease obligations	16,173	16,783
Derivative instruments payable	18,106	27,692
Unfavorable charter party contracts	1,056	—
Related party payables	37,681	4,865
Trade accounts payables	7,179	18,402
Accrued expenses	41,105	34,550
Other current liabilities	46,632	28,077
Total current liabilities	304,249	241,675
Long-term liabilities
Long-term debt	858,307	957,652
Long-term related party debt	386,542	—
Non-current portion of finance lease obligations	115,340	127,730
Non-current portion of operating lease obligations	18,400	25,254
Total liabilities	1,682,838	1,352,311

Commitments and contingencies
Equity
Share capital (Shares issued: 2021: 201,190,621 shares. 2020: 144,272,697 shares. Outstanding shares: 2021: 200,415,621 shares. 2020: 143,327,697 shares. All shares are issued and outstanding at par value $0.05)	10,061	7,215
Treasury shares	(4,422)	(5,386)
Additional paid in capital	—	979
Contributed capital surplus	2,033,237	1,732,670
Accumulated deficit	(239,038)	(366,722)
Total equity	1,799,838	1,368,756
Total liabilities and equity	3,482,676	2,721,067

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2021 and June 30, 2020
(in thousands of $)

	Six months ended June 30,
	2021	2020

Net income (loss)	128,074	(202,101)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	57,046	56,081
Amortization of deferred charges	1,193	1,258
Impairment loss on right of use assets	—	94,233
Impairment loss on vessels	4,187	—
Share option expenses	313	53
Share of results of associated companies	(3,533)	2,564
Dividends received from associated companies	—	450
Amortization of charter party-out contracts	1,010	7,057
Mark to market (gain) loss on derivatives	(10,407)	28,403
Mark to market (gain) loss on marketable securities	(372)	10,532
Non-cash lease expense	(4,273)	(2,607)
Other	(287)	(173)
Changes in operating assets and liabilities, net:
Trade accounts receivable	(28,187)	24,104
Related party balances	29,227	1,203
Other receivables	(9,683)	(1,683)
Inventories	(23,655)	1,198
Voyages in progress	(14,913)	10,635
Prepaid expenses	(2,892)	(417)
Trade accounts payables	(11,223)	3,471
Accrued expenses	10,579	(6,697)
Other current liabilities	18,553	(16,352)
Net cash provided by operating activities	140,757	11,212
Investing activities
Additions to vessels and right of use assets	(288,942)	(23,809)
Additions to newbuildings	(116,445)	—
Proceeds from sale of vessels	17,652	—
Loan advances to related party	—	(1,000)
Repayments of loans receivable from related party	—	5,350
Other investing activities, net	22	54
Net cash used in investing activities	(387,713)	(19,405)
Financing activities
Proceeds from long-term debt	62,975	18,000
Repayment of long-term debt	(103,307)	(45,394)
Repayment of finance leases	(15,692)	(33,911)

Distributions to shareholders	(50,104)	(7,164)
Net proceeds from share issuance	352,225	—
Proceeds from share distributions	574	—
Lease incentives received	—	17,500
Net cash used in financing activities	246,671	(50,969)
Net change in cash, cash equivalents and restricted cash	(285)	(59,162)
Cash, cash equivalents and restricted cash at beginning of period	175,102	163,244
Cash, cash equivalents and restricted cash at end of period	174,817	104,082

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2021 and June 30, 2020
(in thousands of $, except number of shares)

	Six months ended June 30,
	2021	2020
Number of shares outstanding
Balance at beginning of period	143,327,697	143,277,697
Shares issued	56,917,924	—
Distribution of treasury shares	170,000	—
Balance at end of period	200,415,621	143,277,697

Share capital
Balance at beginning of period	7,215	7,215
Shares issued	2,846	—
Balance at end of period	10,061	7,215

Treasury shares
Balance at beginning of period	(5,386)	(5,669)
Shares distributed	964	—
Balance at end of period	(4,422)	(5,669)

Additional paid in capital
Balance at beginning of period	979	715
Shares issued	349,379	—
Stock option expense	313	53
Transfer to contributed surplus	(350,671)	—
Balance at end of period	—	768

Contributed capital surplus
Balance at beginning of period	1,732,670	1,739,834
Distributions to shareholders	(50,104)	(7,164)
Transfer to contributed surplus	350,671	—
Balance at end of period	2,033,237	1,732,670

Accumulated deficit
Balance at beginning of period	(366,722)	(228,704)
Adjustment on adoption of ASC 326	—	(234)
Loss on distributed treasury shares	(390)	—
Net income (loss)	128,074	(202,101)
Balance at end of period	(239,038)	(431,039)
Total equity	1,799,838	1,303,945

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited interim condensed consolidated financial statements of Golden Ocean Group Limited. (“Golden Ocean,” the “Company,” "we," or "our") have been stated on the same basis as the Company’s audited consolidated financial statements for the year ended December 31, 2020 and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of our consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission (the "SEC") on March 18, 2021 (our "Annual Report").

The condensed balance sheet at December 31, 2020, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The results of operations for the interim period ended June 30, 2021 are not necessarily indicative of the results for the year ending December 31, 2021.

2. ACCOUNTING POLICIES

Basis of accounting
These unaudited interim condensed consolidated financial statements are stated in accordance with U.S. GAAP. These unaudited interim condensed consolidated financial statements include the assets and liabilities of the Company and those of the Company's subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Accounting Policies
The preparation of these unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Some accounting policies have a significant impact on amounts reported in these unaudited interim condensed consolidated financial statements. Our accounting policies have not changed from those reported in our Annual Report.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Updates, not yet adopted

In March 2020, the FASB issued final ASU 2020-04 (ASC 848 Reference Rate Reform), which provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications, hedge accounting and other transactions affected by reference reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share for the six months ended June 30, 2021 and 2020 are as follows:

(in thousands of $)	2021	2020
Net income (loss)	128,074	(202,101)

(in thousands)	2021	2020
Weighted average number of shares outstanding - basic	184,147	143,278
Dilutive effect of share options	276	—
Weighted average number of shares outstanding - diluted	184,423	143,278

In the six months ended June 30, 2021, all 1,120,000 of our outstanding share options were dilutive. In the six months ended June 30, 2020, 790,000 of our outstanding share options were anti-dilutive.

	2021	2020
Cash dividends per share declared	$0.75	—

5. SEGMENT INFORMATION

The chief operating decision maker ("CODM") measures performance based on the overall return to shareholders using consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and we only have one reportable segment.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

6. OPERATING REVENUES

The following table shows the revenues earned from time charters, voyage charters and other revenues for the six months ended June 30, 2021 and 2020 respectively:

(in thousands of $)	2021	2020
Time charter revenues	205,518	86,250
Voyage charter revenues	227,223	166,382
Other revenues	1,014	1,022
Total operating revenues	433,755	253,654

In the six months ended June 30, 2021 and June 30, 2020, we recognized a total of $17.4 million and $6.4 million, respectively, in demurrage which is included under voyage revenues. Most of our voyage contracts are considered service contracts which fall under the provisions of ASC 606 because we, as the shipowner, retain control over the operations of the vessel such as directing the routes or the vessel speed. However, some of our voyage charter contracts could be considered to contain a lease. A voyage charter contains a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. The ASC 842 lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this practical expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease. Furthermore, the standard requires us to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance we have assessed that the lease components were the predominant component for all of our time charter contracts. Furthermore, for certain of our voyage charter contracts the lease components were the predominant components.

(in thousands of $)	Lease	Non- lease	Total
Time charter revenues	205,518	—	205,518
Voyage charter revenues	41,340	185,883	227,223
Other revenues	—	1,014	1,014
Total operating revenues	246,858	186,897	433,755

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $10.5 million of contract assets were capitalized in the period ended June 30, 2021 under "Other current assets", of which $7.1 million was amortized up to June 30, 2021, leaving a remaining balance of $3.4 million. $3.2 million of contract assets were amortized in the six months ended June 30, 2021 in relation to voyages in progress at the end of December 31, 2020.

As of June 30, 2021 and December 31, 2020, we reported the following contract assets in relation to our contracts with customers, including contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2021	2020
Voyages in progress	21,528	11,077
Trade accounts receivable	14,470	13,546
Other current assets (capitalized fulfillment costs)	3,363	3,260
Total	39,361	27,883

As at June 30, 2021, we recorded $39.7 million in total deferred charter revenue for consideration received or unearned revenue related to ongoing voyages at period end. In the first six months of 2021, we recognized $15.9 million in revenue, which was deferred as at December 31, 2020, as the performance obligations were met. Credit loss allowance as of June 30, 2021 and June 30, 2020 relating to the contract assets above amounted to $0.1 million. No impairment losses were recognized as of December 31, 2020.

Total revenues for the six months ended June 30, 2021 and the six months ended June 30, 2020 relating to our owned vessels that were under the Capesize Chartering Ltd ("CCL") Revenue Sharing Agreements ("RSA") or arrangements where we are considered the principal were $198.7 million and $92.0 million, respectively. In addition to these amounts, we retained or paid a net pro/contra amount based on a net settlement of our relative share of the pool results. The net pro/contra amounts relating to the pool arrangements where we were considered the principal were net positive $3.6 million and $2.4 million, in the six months ended June 30, 2021 and in the six months ended June 30, 2020, respectively. These amounts are presented under the line item “other operating income (expenses), net”.

Total lease revenues for the six months ended June 30, 2021 and the six months ended June 30, 2020, relating to our owned vessels that were under the C Transport Holding Ltd ("CTM") Supramax RSA and which have been accounted for as operating leases were $10.0 million and $2.5 million, respectively.

7. IMPAIRMENT LOSS ON VESSELS

In January 2021, we entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for a total gross amount of $8.4 million. We recognized an impairment loss of $4.2 million from the sale in the first six months of 2021. The vessel was delivered to its new owner in the first six months of 2021.

In 2020, we entered into an agreement to sell the Golden Shea, a Panamax vessel, to an unrelated third party for a total gross amount of $9.6 million. We recognized a $0.7 million impairment loss in connection with the sale and classified the vessel as held for sale as of December 31, 2020. The vessel was delivered to its new owner in the first six months of 2021.

8. IMPAIRMENT OF RIGHT OF USE ASSETS

No impairment losses were recorded during the first six months of 2021. During the first six months of 2020, we recorded an impairment loss of $94.2 million related to our leased vessels. Based on impairment tests performed as of March 31, 2020 on an asset by asset basis, estimated undiscounted cash flows expected to be earned by each of our leased vessels over the remaining lease term were below carrying value of the vessels, and we have adjusted the carrying value of the leased vessels to the fair value of the leased vessels. The impairment consisted of $70.0 million related to seven vessels on financial lease from SFL Corporation Ltd. ("SFL") and $24.2 million related to four vessels on operating leases.

9. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of June 30, 2021 and June 30, 2020, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2021	2020
Cash and cash equivalents	154,655	70,335
Short term restricted cash	20,162	33,747
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	174,817	104,082

According to our accounting policy, amounts included in cash and cash equivalents include cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt. We have covenanted to retain at least $74.8 million of cash and cash equivalents as at June 30, 2021 (at June 30, 2020: $62.5 million).

Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and primarily comprises collateral deposits for derivative trading.

10. MARKETABLE SECURITIES

Our marketable securities consist of equity securities in Eneti Inc, a company engaged in marine based renewable energy. Eneti Inc was, until February 2021, named Scorpio Bulkers Inc., engaged in dry bulk shipping. Eneti Inc is listed on the New York Stock Exchange.

(in thousands of $)
Balance at December 31, 2020	3,684
Unrealized gain (loss)	372
Balance at June 30, 2021	4,056

During the six months ended June 30, 2021, we received approximately $22 thousand in dividends from our investment in Eneti Inc.

11. OTHER CURRENT ASSETS

(in thousands of $)	2021	2020
Capitalized fulfillment costs	3,363	3,233
Agent receivables	1,724	961
Advances	966	1,375
Claims receivables	2,868	2,241
Bunker receivables on time charter-out contracts	21,645	12,053
Other receivables	8,469	9,488
Balance at June 30, 2021	39,035	29,351

Other receivables are presented net of allowances for credit losses amounting to $27 thousand as of June 30, 2021 and $27.3 thousands as of December 31, 2020. Provision for doubtful debts amounted to nil as of June 30, 2021 and December 31, 2020.

12. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2020	2,726,105	(458,419)	2,267,686
Additions	642,515	—	642,515
Transfer from newbuildings	116,446	—	116,446
Transfer to held for sale	(8,148)	—	(8,148)
Impairment loss	(4,187)	—	(4,187)
Depreciation	—	(49,635)	(49,635)
Balance at June 30, 2021	3,472,731	(508,054)	2,964,677

At June 30, 2021, we owned 13 Newcastlemaxes, 35 Capesizes, 33 Panamaxes and two Ultramaxes (At December 31, 2020: three Newcastlemaxes, 35 Capesizes, 27 Panamaxes and two Ultramaxes).

In February 2021, we entered into an agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million from affiliates of Hemen Holding Ltd., our largest shareholder (the “Vessel Acquisitions”). The Vessel Acquisitions have been accounted for as an asset acquisition rather than a business combination as substantially all the fair value of the gross assets acquired on closing of the Vessel Acquisitions is concentrated in the value of the vessels, being a group of similar identifiable assets.

We took delivery of all vessels and newbuildings in the first six months of 2021. For 15 vessels delivered in the period, there has been a non-cash draw down on the $413.6 million facility from Sterna Finance, an affiliate of Hemen (''Sterna Facility'') in the total amount of $350.6 million which equaled to 55% of the total purchase price for the 15 vessels acquired from Hemen. Total cash payment to Hemen amounted to the aggregate purchase price less $350.6 million non-cash drawdown under the Sterna Facility for 15 acquired vessels.

In aggregate we capitalized $757.4 million under vessel and equipment related to the 15 vessels and three newbuildings, which includes $752 million described above and adjustments to acquisition price of the vessels and newbuildings as described below in the total amount of $5.4 million.

In connection with the acquisition of vessels from Hemen, we acquired certain unfavorable time charter-out contracts. The contracts were valued to net $2.2 million, which was recorded as an adjustment to acquisition price of the vessels on one side and unfavourable charter party contracts on the other side. Further, $1.0 million is expected to be paid to Hemen due to delivery of vessels not within delivery window set out in purchase agreements, this additional settlement was also capitalized as part of the purchase price.

With reference to Note 13, "Newbuildings", we paid $2.1 million for newbuilding technical supervision and other costs not included in the original purchase price.

In January 2021, we entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The vessel was delivered to her new owners in April 2021. In the six months ended June 30, 2021, we recorded an impairment loss of $4.2 million related to the sale.

For the six months ended June 30, 2021, we capitalized $1.2 million in total in relation to the installation of ballast water treatment systems on its owned vessels.
Total depreciation expense for vessels and equipment was $49.6 million for the six months ended June 30, 2021. In addition, we depreciated $7.4 million of our finance leased assets during the six months ended June 30, 2021.

13. NEWBUILDINGS

As part of the Vessel Acquisitions we acquired three newbuildings through acquisition of shares of three special purpose companies ("SPCs") with shipbuilding contracts (Golden Spray, Golden Fast and Golden Furious). Total consideration transferred for the shares in the SPCs amounted to $44.2 million, representing the purchase price, less remaining capital expenditure commitments. The original purchase price as per purchase agreement amounted to $114.5 million. Consideration of $44.2 million included $0.6 million working capital payment which was recorded as ‘Other assets’. Final payments to the shipyards for all three newbuildings net of liquidated damages amounted to $68.4 million. In order to make a final settlement with the shipyards, we made a cash draw down on $413.6 million Sterna facility of $63.0 million which equaled to 55% of the original purchase price for the three newbuildings. In total, liquidated damages for late delivery of newbuildings of $2.2 million received from the shipyards were reimbursed to Hemen. In addition, we paid $2.1 million for newbuilding technical supervision costs and other costs. Total newbuilding balance of $116.4 million was transferred to Vessel and Equipment upon delivery of newbuildings in the period. There is no remaining newbuildings balance as of June 30, 2021.

14. VESSELS HELD FOR SALE

In January 2021, we entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The vessel was delivered to her new owners in April 2021. In the six months ended June 30, 2021, we recorded an impairment loss of $4.2 million related to the sale.

In December 2020, we entered into an agreement to sell the Golden Shea, a Panamax vessel, to an unrelated third party for a total gross amount of $9.6 million. In 2020, we recognized a $0.7 million impairment loss in connection with the sale and classified the vessel as held for sale as of December 31, 2020. In March 2021 Golden Shea, a Panamax vessel, was delivered to her new owner, and as such the vessel is no longer classified as held for sale as of June 30, 2021.

15. OPERATING LEASES

As of June 30, 2021, we had leased in one vessel from SFL and three vessels from unrelated third parties, all of which were classified as operating leases. Additionally, as of June 30, 2021 and December 31, 2020 we had two operating leases for our offices in Oslo and Singapore.

In total we have leased in eight vessels from SFL, one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of June 30, 2021. Up to December 2019 all eight vessels chartered in from SFL were classified as operating leases. In December 2019, seven of the eight charters were amended which resulted in a lease modification whereby these seven leases were remeasured and re-classified to finance leases as of December 31, 2019. With reference to Note 22, "Related Party Transactions", these contracts were a result of a sale and leaseback transaction with SFL for eight Capesize vessels agreed in 2015. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate for SFL operating lease is $17,600, of which $7,000 is for operating expenses (including drydocking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in an average daily rate of $17,510 for SFL operating lease in the first six months of 2021 and we incurred $1.2 million in total profit share for all eight SFL vessels in the first six months of 2021 (no profit share in the first six months of 2020). We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years. Contingent or variable lease expense for the eight SFL leases was recorded in the first six months of 2021 as a decrease in charter hire expense of $0.1 million and six months 2020 as an increase in charter hire expense of $0.9 million.

For the Ultramax vessel, the Golden Hawk, the daily rate is $13,200 until expiry of the fixed term of the contract in the first quarter of 2022. Based on an agreement to reduce the daily rate to $11,200 from $13,200 for a two-year period from February 20, 2016 to February 20, 2018, we will pay to the lessor $1.75 million on or about February 20, 2022 to compensate for the reduced charter hire. However, if the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate of $13,200, any such excess will be paid to the lessor but limited to the agreed compensation of $1.75 million which will be then reduced with a corresponding amount. In the first six months of 2021, index linked compensation amounted to $1.5 million.

In 2019, we took delivery of the Admiral Schmidt and the Vitus Bering. Both vessels are 2019-built 104,550 dwt ice-class vessels, chartered in on time charter for a firm period of three years, with four annual options exercisable by us to extend the lease. The contracts have been determined to be operating leases with a lease term of three years, respectively. The gross hire is determined based on a weighted average of the Baltic Panamax Index (BPI 4TC) and the Baltic Capesize Index (BCI 5TC) with a floor of $9,000 per day. Based on the contracts, for certain trades, a profit-sharing scheme between charterers and the owners comes into force. In 2021, we incurred $0.2 million expense due to profit sharing schemes for these vessels.

We have allocated the consideration due under the leases above between the lease and non-lease components based upon the estimated stand-alone price of the services provided by the owner of the vessels. For leases and vessels chartered in on a short-term time charters, we have presented a total of $10.3 million and $9.3 million of the non-lease component, or service element, under ship operating expenses for the first half of 2021 and 2020, respectively.

Furthermore, we are committed to making rental payments under operating leases for office premises. A lease expense of $0.3 million and $0.3 million is recorded in Administrative expenses in the Consolidated Statement of Operations for the first six months of 2021 and for the first six months of 2020, respectively.

We have recognized right of use assets for our long-term operating leases as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	A. Schmidt and V. Bering Leases	Office Leases	Total
Balance at January 1, 2021	14,001	1,154	5,361	2,223	22,739
Additions	—	—	—	—	—
Amortization	(903)	(502)	(1,514)	(270)	(3,189)
Impairment	—	—	—	—	—
Balance at June 30, 2021	13,098	652	3,847	1,953	19,550

The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. The amortization of right of use assets relating to office leases is presented under administrative expenses in the statement of operations.

In the first six months of 2021, we recorded no impairment of right of use assets for operating leases.

We have recognized lease obligations for our operating leases as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	A. Schmidt and V. Bering Leases	Office Leases	Total
Balance at January 1, 2021	18,559	4,747	16,470	2,261	42,037
Repayments	(1,328)	(1,275)	(4,564)	(228)	(7,395)
Foreign exchange translation	—	—	—	(69)	(69)
Balance at June 30, 2021	17,231	3,472	11,906	1,964	34,573

Current portion	2,752	3,472	9,476	473	16,173
Non-current portion	14,479	—	2,430	1,491	18,400

Charter hire and office rent expense

The future minimum rental payments under our non-cancelable operating leases as of June 30, 2021 are as follows:

(in thousands of $)
2021 (remaining six months)	10,264
2022	11,735
2023	3,356
2024	3,313
2025	3,154
Thereafter	7,577
Total minimum lease payments	39,399
Less: Imputed interest	(4,826)
Present value of operating lease liabilities	34,573

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis.

In the six months ended June 30, 2021, the future rental payments include $2.2 million (in the six months ended June 30, 2020: $2.8 million) in relation to office rent costs and $37.2 million (six months ended June 2020: $56.4 million) in relation to charter hire costs for leased in vessels.

Total expense for operating leases, including short term leases, was $41.0 million for the six months ended June 30, 2021 (six months ended June 30, 2020: $12.4 million). Total cash paid in respect of operating leases was $40.3 million in six months ended June 30, 2021 (six months ended June 30, 2020: $13.0 million). The weighted average discount rate in relation to our operating leases was 5.14% and 5.07% for the six months ended June 30, 2021 and June 30, 2020, respectively. The weighted average lease term was 4.9 years and 5.4 years for the period ended June 30, 2021 and June 30, 2020, respectively.

Rental income

As of June 30, 2021, we leased out seven vessels on fixed time charter rates (December 31, 2020: eight vessels) and 16 vessels (December 31, 2020: 18 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases. Our revenues from these leases have been included with time charter revenues in the Condensed Consolidated Statement of Operations, which solely relates to leasing revenues.

The future minimum operating lease revenue receipts under our non-cancelable fixed rate operating leases as of June 30, 2021 are as follows:

(in thousands of $)
2021 (remaining six months)	31,790
2022	23,500
2023	2,398
2024	—
2025	—
Thereafter	—
Total minimum lease receipts	57,688

The future minimum operating lease revenue receipts are based on the contractual cash inflows under non-cancelable contracts. The charter hire revenue recognition is based upon the straight-line basis, net of amortization of favorable time charter contracts.

As of June 30, 2021, the cost and accumulated depreciation of the 22 vessels which were leased out to third parties, were $1,099.2 million and $168.8 million, respectively. As of December 31, 2020, the cost and accumulated depreciation of the 26 vessels which were leased out to third parties, were $1,258.4 million and $198.5 million, respectively.

16. FINANCE LEASES

As of June 30, 2021, we held seven SFL vessels under finance lease (December 31, 2020: seven vessels).

In addition, and with reference to Note 15, "Operating Leases", seven of the eight Capesize charters with SFL were classified finance leases as of June 30, 2021. The daily time charter rate for vessels classified as finance lease was $19,135 in 2021, of which $7,000 is for operating expenses (including drydocking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $16,435 until June 30, 2025. Subsequently, the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in an average daily rate of $19,045 for finance leases in 2021 and there was $1.2 million profit share in the first six months of 2021 for all eight SFL vessels (no profit share in the first six months of 2020). We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years. Contingent or variable lease expense for the eight SFL leases was recorded in the six months ended June 30, 2021 as a decrease in charter hire expense of $0.1 million and in the six months ended June 30, 2020 as an increase in charter hire expense of $0.9 million. The profit share mechanism has not been adjusted with the increased rate.

Our right of use asset for our finance leases were as follows:

(in thousands of $)
Balance at December 31, 2020	113,480
Additions	—
Impairment	—
Depreciation	(7,411)
Balance at June 30, 2021	106,069

In the first six months of 2021, we recorded no impairments of right of use assets for vessels under finance leases.

Our lease obligations for our finance leases were as follows:

(in thousands of $)
Balance at January 1, 2021	151,205
Additions	—
Repayments	(16,192)
Interest expense on obligations under finance lease	4,524
Balance as of June 30, 2021	139,537
Current portion	24,197
Non-current portion	115,340

The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 7.1 years as of June 30, 2021.The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 7.6 years as of December 31, 2020.

The outstanding obligations under finance leases at June 30, 2021 are payable as follows:

(in thousands of $)
2021 (remaining six months)	14,832
2022	29,061
2023	24,484
2024	24,553
2025	22,551
Thereafter	53,553
Minimum lease payments	169,034
Less: imputed interest	(29,497)
Present value of obligations under finance leases	139,537

With regard to the SFL eight Capesize vessels, we have a purchase option of $112 million en-bloc in 2025. If such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Our lease obligation is secured by the lessor's title to the leased asset.

17. INVESTMENTS IN ASSOCIATED COMPANIES

As at June 30, 2021 and December 31, 2020, we had the following participation in investments that are recorded using the equity method:

(% of ownership)	2021	2020
TFG Marine Pte Ltd ("TFG Marine")	10.00%	10.00%
SwissMarine Pte. Ltd. ("SwissMarine")	17.50%	17.50%
United Freight Carriers LLC ("UFC")	50.00%	50.00%
Capesize Chartering Ltd ("CCL")	25.00%	25.00%

(in thousands of $)	SwissMarine	Other	Totals
Balance at December 31, 2020	15,371	1,028	16,399
Dividend received from associated companies	—	—	—
Loss on disposal of equity method investments	—	—	—
Share of income / (loss)	4,093	(560)	3,533
Balance at June 30, 2021	19,464	468	19,932

We have an equity investment of 17.5% in SwissMarine, formerly known as Singapore Marine Pte Ltd. ("Singapore Marine"), a dry bulk freight operator. Our ownership in SwissMarine was diluted in February 2020 from 17.8% to 17.5% as a result of issuance of additional shares by SwissMarine to its employees. We have also provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine in the total amount of $5.7 million, which included principal loan amount of $5.4 million and interest of $0.3 million. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

In January 2020, we entered into a joint venture agreement with Frontline Ltd. ("Frontline") and its subsidiary Bandama Investments Ltd and Trafigura Pte Ltd to establish TFG Marine, a leading global supplier of marine fuels. As a result, we acquired a 10% interest in TFG Marine. We have also provided a shareholder loan of $1.0 million to TFG Marine. In 2020, the shareholder loan in the total amount of $75,000 was converted to equity of TFG Marine, reducing the balance of the loan to $0.9 million. The loan has a five-year term and bears interest of LIBOR plus a margin of 7%. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

18. DEBT

Debt at June 30, 2021 and December 31, 2020 is summarized as follows:

(in thousands of $)	2021	2020
$304.0 million loan and revolving facility	244,663	304,014
$155.3 million term loan	135,924	142,400
$93.75 million term loan	80,601	83,888
$131.79 million term loan	103,593	114,036
$420.0 million term loan	295,205	310,023
$120.0 million term loan	90,729	99,661
U.S. dollar denominated floating rate debt	950,715	1,054,022
Deferred charges	(7,346)	(8,539)
Total debt	943,369	1,045,483
Less: current portion	(85,062)	(87,831)
Total	858,307	957,652

Movements during the six months ended June 30, 2021 are summarized as follows:

(in thousands of $)	Floating rate debt	Deferred charges	Total
Balance at December 31, 2020	1,054,022	(8,539)	1,045,483
Loan repayments	(103,307)	—	(103,307)
Amortization of capitalized fees and expenses	—	1,193	1,193
Balance at June 30, 2021	950,715	(7,346)	943,369

In the six months ended June 30, 2021, we made total repayments of $103.3 million including full repayment of $50.0 million revolving credit facility under $304 million facility, repayment of debt in connection with sale of Golden Shea and Golden Saguenay of $10.6 million and ordinary repayment of long-term debt of $42.7 million.

As of June 30, 2021, we recorded net deferred charges of $7.3 million as a direct deduction from the carrying amount of the related debt.

The total outstanding debt at June 30, 2021 is repayable as follows:

(in thousands of $)
2021 (remaining six months)	42,528
2022	86,562
2023	304,677
2024	272,809
2025	244,139
Thereafter	—
Total	950,715
Deferred charges	(7,346)
Balance at June 30, 2020	943,369

As of June 30, 2021, our current portion of bank long-term debt was $85.1 million

Assets pledged

As of June 30, 2021, 83 vessels (December 31, 2020: 67 vessels) with an aggregate carrying value of $2,964.7 million (December 31, 2020: $2,267.7 million) were pledged as security for our floating rate debt.

19. OTHER CURRENT LIABILITIES

As of June 30, 2021 and December 31, 2020 our current liabilities were as follows:

(in thousands of $)	2021	2020
Deferred charter revenue	44,283	25,504
Other current liabilities	2,349	2,573
Total	46,632	28,077

20. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and the positions at June 30, 2021 and December 31, 2020 are summarized as follows:

(in thousands of $)	2021	2020
Interest rate swaps	1,091	—
Bunker derivatives	194	304
Foreign currency swaps	109	268
Forward freight agreements	—	—
Asset - Derivatives fair value	1,394	572

(in thousands of $)	2021	2020
Interest rate swaps	17,955	27,558
Foreign currency swaps	—	—
Bunker derivatives	151	134
Forward freight agreements	—	—
Liability - Derivatives fair value	18,106	27,692

During the six months ended June 30, 2021 and June 30, 2020, the following amounts were recognized in the consolidated statement of operations under the line item "Gain (loss) on derivatives":

(in thousands of $)		2021	2020
Interest rate swaps	Mark to market gain (loss)	6,628	(26,707)
Foreign currency swaps	Mark to market gain (loss)	(160)	251
Forward freight agreements	Mark to market gain (loss)	16,912	5,659
Bunker derivatives	Mark to market gain (loss)	275	(2,600)
Total		23,655	(23,397)

21. SHARE CAPITAL, TREASURY SHARES AND DIVIDENDS

Authorized share capital:

(in thousands of $ except per share amount)	2021	2020
300 million common shares of $0.05 par value	15,000	10,000

In March 2021, at our Special General Meeting, our shareholders approved an increase in authorized share capital from $10,000,000 divided into 200,000,000 common shares of $0.05 par value each to $15,000,000 divided into 300,000,000 common shares of $0.05 par value each by the creation of 100,000,000 common shares of $0.05 par value each.

As of June 30, 2021, 200,415,621 common shares were outstanding (December 31, 2020: 143,327,697 common shares), each with a par value of $0.05. As of June 30, 2021 we hold 775,000 treasury shares. As of December 31, 2020 we held 945,000 treasury shares.

In February 2021, we completed a private placement, which raised gross proceeds of NOK 2,873 million, or approximately $338 million through the placing of 54,207,547 new shares at a subscription price of NOK 53.00 per offer share. Net proceeds from the private placement after deduction of legal and other placement related costs amounted to $335.3 million. Hemen subscribed for 27,103,773 new shares, equivalent to approximately $169 million.

In May 2021, we completed a subsequent offering following the private placement and issued 2,710,377 new shares at NOK 53.00 per share, raising gross proceeds of NOK 143.6 million (or approximately $16.9 million). Net proceeds from the subsequent offering after deduction of legal and other placement related costs amounted to $16.9 million. All shares were acquired by third parties.

In the six months ended June 30, 2021, we issued 170,000 shares in connection with our 2016 Share Option Plan. We settled the applicable options using the equal amount of treasury shares and recorded a loss of $0.4 million in the equity statement.

In May 2021, at our Annual General Meeting, our shareholders approved a reduction of the Additional Paid in Capital account, and as such $350.7 million was transferred from Additional Paid in Capital to Contributed Surplus.

In the six months ended June 30, 2021, we paid an aggregate of $50.1 million in dividends to our shareholders, or $0.25 per share (six months ended June 30, 2020, $7.2 million, or $0.05 per share).

22. RELATED PARTY TRANSACTIONS

SFL
In April 2015, we agreed to a sale and leaseback transaction with SFL for eight Capesize vessels. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Refer to "Note 15, Operating Leases" and "Note 16, Finance leases" for additional information related to these contracts.

We are the commercial manager for eight (six months ended June 30, 2020: 14) dry bulk and 16 (six months ended June 30, 2020: 16) container vessels owned and operated by SFL. Pursuant to the management agreements, we receive $125 per day per vessel for managing four of the eight dry bulk vessels, $75 per day per vessel for managing three dry bulk vessels and $37.5 per day for managing the remaining vessel (six months ended June 30, 2020: $125 per day per vessel for managing the seven dry bulk vessels and $75 per day per vessel for managing the remaining seven dry bulk vessels) and $75 per day per vessel for managing the 16 container vessels (six months ended June 30, 2020: $75 per day per vessel for managing the 16 container vessels).

Seatankers Management Co Ltd ("Seatankers")
During the first six months of 2021, we have been a commercial manager of 27 (six months ended June 30, 2020: 22) dry bulk vessels owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 (six months ended June 30, 2020: $125) per day per vessel for managing the dry bulk vessels. From time to time we may also charter in dry bulk vessels owned by Seatankers on short term time charters.

CCL
In the six months ended June 30, 2021, we recorded revenue sharing income, net, of $3.6 million pursuant to the revenue sharing agreement (six months ended June 30, 2020: $2.4 million).

SwissMarine
In 2019, we provided SwissMarine with a $10.7 million subordinated shareholder loan, non-amortizing, with a five-year term.
The loan bears interest equivalent to the 12-month LIBOR plus a margin of 2%. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine. Total repayment amounted to $5.7 million, which included principal loan amount of $5.4 million and interest of $0.3 million. Outstanding balance of the shareholder loan from SwissMarine amounts to $5.3 million as at June 30, 2021.

In addition, we have entered into several time charter agreements with SwissMarine and total time charter revenues from SwissMarine amounted to $13.0 million in the six months ended June 30, 2021.

TFG Marine
With reference to Note 17, "Investments in associated companies", in 2020 we made an equity investment in TFG Marine, in which we have determined to have significant influence. We provided a shareholder loan of $1.0 million to TFG Marine. In 2020, the shareholder loan in the total amount of $75,000 was converted to equity of TFG Marine, reducing the balance of the loan to $0.9 million. The loan has a five-year term and bears interest of LIBOR plus a margin of 7%.

In six months ended June 30, 2021 we have paid $56.9 million to TFG Marine in relation to bunker procurement. We also issued a $20.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with the joint venture. As of June 30, 2021 there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by

Trafigura and becomes payable, we shall pay an amount equal to our equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as at June 30, 2021.

Management Agreements
Technical Supervision Services
We receive technical supervision services from Frontline Management (Bermuda) Ltd ("Frontline Management"). Pursuant to the terms of the agreement, Frontline Management receives an annual management fee of $27,375 per vessel in 2021 ($27,814 per vessel in 2020). This fee is subject to annual review.

Ship Management
The ship management of our vessels is provided by external ship managers. Seateam Management Pte. Ltd. ("Seateam"), which provides ship management services to us, was a related party up to October 2020 when we sold our 22.19% ownership interest.

Other Management Services
We aim to operate efficiently through utilizing competence from other companies with the same main shareholder and these costs are allocated based on a cost-plus mark-up model. We buy services from related companies in relation to sales and purchase activities and administrative services in relation to our corporate headquarters. We may also provide certain financial management services to companies with the same main shareholder.

Acquisition of vessels from affiliates of Hemen

With reference to Note 12, ''Vessels and equipment, net'', in February 2021, we entered into a Heads of Agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million from affiliates of Hemen, a related party.

Related party debt from Sterna Finance (an affiliate of Hemen)
In connection with the Vessel Acquisitions in February 2021, we drew down an aggregate of $413.6 million in debt under loan agreement with Sterna. The loan has an 18-month tenor, bears an interest rate of LIBOR plus a margin of 2.35% in the first year, LIBOR plus a margin of 4.7% from 13th to 18th month and shall be repaid in accordance with a 17-year linear repayment profile. $63.0 million was drawn in cash for the three acquired newbuildings, and was used for payment of a final installments to the shipyards. $350.6 million related to 15 acquired vessels was drawn non-cash. With reference to "Note 25, Subsequent events" agreements for the full refinancing of the loan were entered into in August 2021.

A summary of net amounts charged by related parties in the six months ended June 30, 2021 and June 30, 2020 is as follows:

(in thousands of $)	2021	2020
Frontline Management	1,476	1,375
SFL	18,002	18,285
Seateam	—	1,701
Seatankers	9,236	5,928
CCL	(3)	23
TFG Marine	72,353	26,595
	101,064	53,907

Net amounts charged by related parties comprise of charter hire costs, bunker costs, general management and commercial management fees.
A summary of net amounts charged to related parties in the six months ended June 30, 2021 and June 30, 2020 is as follows:

(in thousands of $)	2021	2020
SFL	387	498
Seatankers	533	397
CCL	3,559	2,362
SwissMarine	12,977	7,267
Other	58	58
	17,514	10,582

Net amounts charged to related parties mainly comprise of commercial management fees, charter hire and net income under the revenue sharing agreement with CCL.

A summary of related parties income (expense) amounts included into Consolidated Statements of Operations as of June 30, 2021 and June 30, 2020 is as follows:

(in thousands of $)	2021	2020
Time charter revenues	12,977	7,267
Other revenues	978	953
Other operating income (expenses)	3,559	2,362
Voyage expenses and commissions	(72,353)	(26,595)
Ship operating expenses	(1,079)	(2,750)
Charter hire expenses[1]	(26,937)	(23,980)
Administrative expenses	(696)	(582)
	(83,551)	(43,325)

1) Including charter hire expense for SFL leases which is subsequently credited to Depreciation and Interest expense

A summary of balances due from related parties as of June 30, 2021 and December 31, 2020 is as follows:

(in thousands of $)	2021	2020
UFC	—	3
Seatankers	15	—
Swiss Marine	945	—
CCL	1,636	—
Other	(31)	—
	2,565	3

A summary of balances owed to related parties as of June 30, 2021 and December 31, 2020 is as follows:

(in thousands of $)	2021	2020
Frontline	1,889	322
CCL	—	1,440
Seatankers	19,143	60
TFG Marine	15,438	2,424
Other	1,211	619
	37,681	4,865

As of June 30, 2021 and December 31, 2020, current receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties.

In addition to the short-term related party balances stated above and for the eight Capesize vessels we charter in from SFL, we have recognized right of use assets and lease obligations for these leases. See also "Note 15, Operating Leases" and "Note 16, Finance leases" for additional information related to these contracts and related lease balances.

23. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rates on an original principal amount of $500 million (December 31, 2020: $500 million) are swapped to fixed rate.

Our interest rate swap contracts as at June 30, 2021 of which none are designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional amount	Inception date	Maturity date	Fixed Interest Rate
Receiving floating pay fixed	50,000	February 2017	February 2022	1.90%
Receiving floating pay fixed	50,000	April 2017	April 2022	1.86%
Receiving floating pay fixed	50,000	August 2017	August 2025	2.41%
Receiving floating pay fixed	50,000	August 2017	August 2025	2.58%
Receiving floating pay fixed	50,000	August 2019	August 2024	1.39%
Receiving floating pay fixed	50,000	September 2019	September 2024	1.29%
Receiving floating pay fixed	100,000	October 2019	October 2025	2.51%
Receiving floating pay fixed	50,000	March 2020	March 2027	0.94%
Receiving floating pay fixed	50,000	March 2020	March 2027	0.74%
	500,000

Forward freight agreements ("FFA")

We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. All such contracts are fully settled in cash through what we consider reputable clearing houses on a daily basis, as such there are no balances relating to FFAs on the Consolidated Balance Sheets. Credit risk exists to the extent that our counterparties are unable to perform under the FFA contracts but this risk is considered remote as well as participants post collateral security for their positions.

As of June 30, 2021, we had long positions through FFA of net 565 days and net 600 days, with maturity in 2021 and 2022, respectively.

As of December 31, 2020, we had short positions through FFA of net 195 days with maturity in 2021 and we had long positions of net 180 days with maturity in 2022.

Bunker derivatives

We enter into cargo contracts from time to time. We are therefore exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. To hedge the risk of fluctuating bunker prices, we sometimes enter into bunker swap agreements. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the bunker contracts but this risk is considered remote as the counterparties are usually what we consider well established banks or other well-known institutions in the market.

As of June 30, 2021 and December 31, 2020, we had outstanding bunker swap agreements for about 0.7 thousand metric tonnes and 2.9 thousand metric tonnes, respectively.

Foreign currency risk

The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars for personnel costs and administrative expenses, and Euro for some of our scrubber equipment investments. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect on the value of our cash flows. Due to the exposure of currency fluctuations we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are what we consider major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are what we consider well established banks.

As of June 30, 2021, we had contracts to swap USD to NOK for a notional amount of $0.6 million. As of December 31, 2020, we had contracts to swap USD to NOK for a notional amount of $1.5 million.

The fair value and changes in fair value of our derivative instruments are further disclosed in Note 20, ''Derivative Instruments Payable and Receivable".

Fair values

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The carrying value and estimated fair value of our financial instruments at June 30, 2021 and December 31, 2020 are as follows:

		2021	2021	2020	2020
(in thousands of $)	Level	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	1	154,655	154,655	153,093	153,093
Restricted cash	1	20,162	20,162	22,009	22,009
Marketable securities	1	4,056	4,056	3,684	3,684
Related party shareholder loans	2	6,228	6,228	6,228	6,228
Derivative assets	2	1,394	1,394	572	572
Liabilities
Long term debt - floating	2	950,718	950,718	1,054,022	1,054,022
Related party debt	2	413,600	413,600	—	—
Derivative liabilities	2	18,106	18,106	27,692	27,692

In the six months ended June 30, 2021 and 2020, respectively, there have been no transfers between different levels in the fair value hierarchy.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.
•Restricted cash - the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.
•Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.
•Marketable securities - are listed equity securities for which the fair value is based on quoted market prices.
•Shareholder loans - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on an annual basis.
•Related party debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.
•Derivatives - are based on the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis

In June 2021, we closed the Vessel Acquisitions with Hemen and recorded the cost of vessels and newbuildings acquired based on the fair value of the total consideration paid. Related party debt which we drew down as part of Vessel Acquisitions is assumed to have the fair value equal to the nominal amount.

During the six months ended June 30, 2021, fair value of unfavorable time charter contracts acquired as part of the Vessel Acquisitions, was measured at fair value. The fair value was based on level three inputs and calculated as the net present value of the difference in cash flows arising over the period of the contracts between the expected cash flows from the contracts and expected cash flows from comparable contracts at the acquisition date.

During the six months ended June 30, 2021, the value of the Golden Saguenay, a Panamax vessel, classified as held for sale, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreements.

During the year ended December 31, 2020, the value of the Golden Shea, a Panamax vessel, classified as held for sale, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreements.

During the year ended December 31, 2020, our right of use assets were impaired and accordingly measured at fair value on a nonrecurring basis. The fair value was based on level three inputs. As at March 31, 2020, at the time when impairment tests were performed, operating lease right of use assets were measured at a combined fair value of $119.3 million and finance lease right of use assets were measured at a combined fair value of $25.0 million. The fair value of right of use assets is derived on an asset by asset basis by estimating the future undiscounted cash flows from the right of use assets earned over the remaining lease term of our operating and finance leases.

In calculating discounted cash flows, we must make significant assumptions related to charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization and drydocking requirements. All of these assumptions are significant unobservable inputs based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the number of days over the remaining lease term. The estimated daily time charter equivalent rates used are based on a combination of (i) forward freight market rates and (ii) an estimate of implied charter rates based on the broker values received from third party brokers. The implied rate is a calculated rate for each vessel based on the charter rate the vessel would need to achieve, given our estimated future operating costs and discount factors that once discounted would equate to the average broker values. Benefits from scrubber installations are calculated based on expected bunker fuel cost savings and estimated consumption per year. We then use the resultant undiscounted cash flows in our model. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and calculated average rates as of the reporting date to be reasonable. Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved.

At March 31, 2020, at the date of impairment tests, significant unobservable inputs were as follows:

Significant unobservable input	Range (all vessels)	Weighted average
Forward freight market rates adjusted for scrubber earnings	$8,554 to $15,419 per day	$15,044 per day
Implied charter rates adjusted for scrubber earnings	$12,715 to $15,584 per day	$13,857 per day
Ship operating expenses per day, including drydocking costs	$5,328 to $7,754 per day	$6,918 per day
Offhire	1 to 38 days per year	5.61 days per year

The weighted average was calculated by weighting the data based on the fair value of vessels.

Assets Measured at Fair Value on a Recurring Basis

Marketable securities are equity securities in a company listed on a U.S. stock exchange and for which the fair value as at the balance sheet date is the aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate swap, currency swap, bunker and freight derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both us and the derivative counterparty.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB and DnB ASA. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

24. COMMITMENTS AND CONTINGENCIES

We insure the legal liability risks for our shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. We are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

To the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

We sold eight vessels to SFL in the third quarter of 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day.

As of June 30, 2021, we had no material capital commitments.

With reference to Note 17, "Investments in associated companies", we issued a $20.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with TFG Marine. As of June 30, 2021, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable, we shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of June 30, 2021.

25. SUBSEQUENT EVENTS

In August 2021, we signed a sale-and-leaseback agreement in an amount of $260.0 million with a leading Chinese leasing company for twelve vessels acquired as part of the Vessel Acquisitions to part refinance the Sterna Finance facility. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 200 basis points, has an age adjusted amortization profile of 22 years and includes purchase options for us throughout the term, with a purchase obligation at the end of the term. The agreement is subject to customary closing conditions.

Further, in August 2021 we signed a $175 million credit facility financing six Newcastlemax vessels, thus fully refinancing the Sterna facility. The facility has a five-year tenor and 19 year age adjusted repayment profile and carries an interest rate of LIBOR plus a margin of 190 basis points. The facility includes a $50 million revolving credit tranche. The $175.0 million facility has been fully drawn as of the date of this report, whereas $170.0 million have been used to repay Sterna facility debt and interest balance for the six Newcastlemax vessels acquired as part of Vessel Acquisitions and $5.0 million will be used for general Company's purposes.

In August 2021, we terminated our relationship with CCL, increasing the number of vessels under our day-to-day commercial control.

On August 26, 2021, we announced a cash dividend for the second quarter of 2021 of $0.50 per share. The record date for the dividend will be September 10, 2021. The ex-dividend date is expected to be September 9, 2021 and the dividend is payable on or about September 20, 2021.